Exhibit 99.1

COGNOS INCORPORATED

The consolidated financial information as set out in the Corporation’s 2006 Annual Report is in United States (“U.S.”) dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”). As the Corporation is a reporting issuer in each of the provinces of Canada and is incorporated under the Canada Business Corporations Act (“CBCA”), it historically has been required to prepare Canadian GAAP financial statements for its shareholders. Recent amendments to provincial securities laws and the CBCA allow the Corporation to report solely under U.S. GAAP to its shareholders provided that a reconciliation between U.S. GAAP and Canadian GAAP is included in the notes to the consolidated financial statements for two years following the adoption of the amendment. Accordingly, the Corporation has included the reconciliations for fiscal 2005 and fiscal 2006. These reconciliations can be found in Note 16 to the Consolidated Financial Statements.

The generally accepted accounting principles in Canada differ in some respects from those applicable in the U.S. The most significant differences in fiscal 2006 are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Canadian Supplement” below.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations — Canadian Supplement
(in United States dollars, unless otherwise indicated, and in accordance with Canadian GAAP)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations — Canadian Supplement (“Canadian Supplement”) should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) included in Item 7 in this annual report on Form 10-K as filed with the United States Securities and Exchange Commission (“10-K”). The Canadian Supplement should also be read in conjunction with the audited Consolidated Financial Statements and Notes prepared in accordance with U.S. GAAP (included in Item 8 of this 10-K) for the fiscal year ended February 28, 2006.

The following contains forward-looking statements and should be read in conjunction with the risk factors set forth in Item 1A of this 10-K and the Forward-looking Statements/Safe Harbor section of the MD&A in Item 7 of this 10-K. All dollar amounts in this Canadian Supplement are in thousands of U.S. dollars unless otherwise stated. The Canadian Supplement has been prepared by management to provide an analysis of the material differences between Canadian GAAP and U.S. GAAP on Cognos Incorporated financial condition and results of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In addition to the critical accounting policies and estimates listed in the MD&A, we also use the following for Canadian GAAP purposes:

Accounting for Stock Option, Stock Purchase, and Restricted Share Unit Plans

We apply CICA Handbook section 3870, Stock-based Compensation and Other Stock-based payments, in accounting for our stock option, stock purchase, and restricted share unit plans. Compensation expense for options granted and shares issued under our stock option and restricted share unit plans is recognized over their vesting period using the fair value method of accounting for stock-based compensation. For purposes of computing the stock-based compensation, the fair value of the options granted during the year ended February 28, 2006 was estimated at the date of grant using a binomial lattice option-pricing model. Prior to March 1, 2005, we used the Black-Scholes option-pricing model to estimate the fair value of options at the grant date. Any consideration paid by employees on the exercise of stock options is credited to capital stock. The discount from market price offered to employees who purchase stock through our stock purchase plan is also recognized as a compensation expense in the period when the shares are purchased.

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RESULTS OF OPERATIONS

	Years Ended the Last Day of February,
	2006	2005	2004

Income before taxes – U.S. GAAP	$154,466	$165,226	$119,949
Income before taxes – Canadian GAAP	$153,281	$161,927	$111,121

Income tax provision – U.S. GAAP	$ 29,664	$ 28,622	$ 19,052
Income tax provision – Canadian GAAP	$ 45,057	$ 41,053	$ 34,272

Net income per share diluted – U.S. GAAP	$1.35	$1.47	$1.10
Net income per share diluted – Canadian GAAP	$1.17	$1.30	$0.84

Acquired in-process technology

Canadian GAAP requires capitalization of the value assigned to acquired in-process technology and amortization of this value over its estimated useful life. Under U.S. GAAP, this value is written off immediately. The impact of this difference was to decrease net income before taxes by $0.6 million, $1.0 million, and $1.9 million in fiscal 2006, 2005, and 2004 respectively, compared to U.S. GAAP. The acquisitions during fiscal 2006, 2005, and 2004 did not result in any additions to acquired in-process technology under Canadian GAAP.

Stock options

In September 2003, a new standard was issued under Canadian GAAP requiring the use of the fair value method of accounting for stock-based compensation. The Corporation adopted this new standard in fiscal 2004 for Canadian GAAP purposes. Under U.S. GAAP, companies may choose between the intrinsic value method and fair value method of accounting for stock-based compensation. The Corporation has elected to account for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and to disclose the pro forma effect of recording compensation expense under the fair value method. This disclosure can be found in Note 1 to the Consolidated Financial Statements. The impact of this difference in fiscal 2006, 2005, and 2004 was to decrease income before taxes by $18.8 million, $17.1 million, and $22.9 million, respectively.

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Investment tax credits

Canadian GAAP requires that investment tax credits be deducted from operating expense. Under U.S. GAAP, these amounts are to be deducted from the income tax provision. The impact of this difference was to increase net income before taxes and the income tax provision by $18.2 million, $14.8 million, and $15.9 million in fiscal 2006, 2005, and 2004, respectively, with no resulting impact to net income compared to U.S. GAAP.

Deferred income taxes related to acquired in-process technology and stock-based compensation

The above noted difference related to the capitalization of in-process technology created an additional deferred income tax liability for Canadian GAAP purposes as the capitalization of the in-process technology created a temporary difference. The amortization of this balance decreased the income tax provision by $0.2 million, $0.4 million, and $0.7 million in fiscal 2006, 2005, and 2004, respectively, compared to U.S. GAAP.

The expensing of stock-based compensation creates a deferred tax asset for Canadian GAAP purposes as this expense is deductible in certain jurisdictions when the options are exercised. Under U.S. GAAP, the reduction in the tax liability is treated as part of the purchase price component of the stock options and added to paid-in capital. The expensing of stock-based compensation reduced the Canadian GAAP tax provision by $2.6 million and $2.0 million in fiscal 2006 and 2005, respectively, as compared to U.S. GAAP.

Derivative financial instruments

In addition to the above noted differences affecting income before taxes, the income tax provision and net income, derivative financial instruments are treated differently under Canadian GAAP and U.S. GAAP. Under Canadian GAAP, derivative financial instruments that qualify for hedge accounting treatment may be recognized on the balance sheet only to the extent that cash has been paid and or received together with adjustments necessary to offset recognized gains or losses arising on the hedged items. Under U.S. GAAP, such derivative financial instruments are recognized on the balance sheet at fair value with a corresponding charge or credit recorded in other comprehensive income (“OCI”) for any portion not recognized in income. At February 28, 2006 and February 28, 2005, there was $1.5 million and $0.3 million, respectively, included in OCI related to the net gain on our cash flow hedges. For Canadian GAAP, this amount was removed and applied against prepaid expenses and other current expenses in fiscal 2006 and accrued liabilities in fiscal 2005.

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